____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

HIGHLIGHTS

- **Firm order backlog** ended 2Q22 at **US$ 17.8 billion (+US$0.5 billion** versus 1Q22). This is the **highest quarter backlog** post pandemic, driven by solid order activity. Recent announcement of 20 E195-E2 firm order of Porter will be included in 3Q22 backlog.
- Reported 2Q22 **consolidated gross margin of 22.9% higher than 18.2% reported in 2Q21**, with y-o-y improvement in most segments due to product mix, pricing increase and overall operational performance, including tax efficiencies.
- **Adjusted EBIT** and **EBITDA** were US$ 81.2 million and US$ 124.6 million, respectively, yielding **Adjusted EBIT margin** of **8.0%** and **Adjusted EBITDA margin** of **12.2%**.
- In 2Q22, Embraer **reported Adjusted Net Income** (excluding deferred taxes and special items) **of US$ 39.4** million and Earnings per Share of US$ 0.40.
- **Free cash flow (FCF)** in 2Q22 was a surplus of **US$ 91.2 million**, representing a significant improvement compared to the US$ 45.1 million in FCF in 2Q21, supported by divestment of Évora's facilities and EVE's IPO offset by working capital needs and liability management strategy.
- The Company finished the quarter with **net debt of US$ 1.198 billion, or US$ 0.255 billion less than 1Q22 in line with the strategy to improve our capital structure and liability management.**
- **We reaffirm all aspects of our 2022 financial and deliveries guidance**, with no material variation.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data

IFRS	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
Revenue	600.9	1,130.5	1,018.9	1,619.8
EBIT	(36.3)	143.8	66.7	30.4
EBIT margin %	-6.0%	12.7%	6.5%	1.9%
Adjusted EBIT	(27.0)	104.7	81.2	54.2
Adjusted EBIT margin %	-4.5%	9.3%	8.0%	3.3%
EBITDA	3.9	199.8	110.1	114.0
EBITDA margin %	0.6%	17.7%	10.8%	7.0%
Adjusted EBITDA	13.2	160.7	124.6	137.8
Adjusted EBITDA margin %	2.2%	14.2%	12.2%	8.5%
Adjusted net income (Loss) [2]	(78.5)	43.6	39.4	(39.1)
Adjusted earnings (losses) per share - ADS basic	(0.4274)	0.2373	0.2144	(0.2130)
Net income (loss) attributable to Embraer Shareholders	(31.7)	87.9	74.2	42.5
Earnings (losses) per share - ADS basic (US$)	(0.1726)	0.4785	0.4040	0.2314
Adjusted free cash flow	(67.8)	45.1	91.2	23.4
Net debt	(1,453.2)	(1,840.5)	(1,197.9)	(1,197.9)
Net debt w/o EVE [3]	(1,465.7)	(1,840.5)	(1,528.7)	(1,528.7)

(1) Derived from unaudited financial information.

[2] Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the *Real* to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.
[3] Net Debt w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE's Net Debt.

São Paulo, Brazil, August 4, 2022 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2022 (2Q22), March 31, 2022 (1Q22), December 31, 2021 (4Q21) and June 30, 2021 (2Q21), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES AND GROSS MARGIN

Consolidated revenues of US$ 1,018.9 million in 2Q22 represent a decrease of 9.9% y-o-y mostly driven by lower deliveries in Commercial and Defense & Security and partially offset by higher revenues in Services & Support.

in millions of U.S.dollars

NET REVENUES BY SEGMENT	(1) 1Q22	%	(1) 2Q21	%	(1) 2Q22	%	(1) 2022	%
Commercial Aviation	169.2	28.2	388.5	34.4	299.9	29.4	469.1	29.0
Executive Aviation	89.9	15.0	266.2	23.5	266.7	26.2	356.6	22.0
Defense & Security	68.3	11.4	174.9	15.5	126.6	12.4	194.9	12.0
Services & Support	271.2	45.0	298.0	26.4	320.1	31.4	591.3	36.5
Others	2.3	0.4	2.9	0.2	5.6	0.6	7.9	0.5
Total	**600.9**	**100.0**	**1,130.5**	**100.0**	**1,018.9**	**100.0**	**1,619.8**	**100.0**

(1) Derived from unaudited financial information.

- **Commercial Aviation** reported revenue reduction of 23% y-o-y of US$ 299.9 million due to lower aircraft deliveries in the quarter. Reported 2Q22 **consolidated gross margin from Commercial Aviation of 13.2% higher than 4.5 % reported in 2Q21**.

- **Executive Aviation** 2Q22 revenues were US$ 266.7 million, which is 0.2% higher y-o-y. Reported 2Q22 **gross margin from Executive Aviation of 22.1% higher than 17.5% reported in 2Q21** due to higher y-o-y prices.

- **Defense & Security** reported revenue fall of 28% to US$ 126.6 million, mainly impacted by less Super Tucano deliveries and revenues in 2Q22 compared to 2Q21. Reported 2Q22 **gross margin from Defense & Security of 28.0% lower than 34.6% reported in 2Q21.**

- **Services & Support** reported revenues of US$ 320.1 million, representing y-o-y growth of 7.4%. It continues to show solid recovery as airlines and executive jets operators' flight activities are recovering from the pandemic peak in 2020. Reported 2Q22 **gross margin from Service & Support of 31.8% higher than 28.3% reported in 2Q21.**

Reported 2Q22 **consolidated gross margin of 22.9% higher than 18.2% reported in 2Q21**, with the y-o-y improvement in most segments, especially in the Commercial, Executive Aviation and Services & Support.

EBIT AND ADJUSTED EBIT

In 2Q22, the Company's reported results as summarized in the table below.

in millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
Operating profit (loss) before financial income (EBIT)	(36.3)	143.8	66.7	30.4
Mark to market of Republic shares	-	(39.1)	-	-
Impairment - Assets held for sale	-	-	5.9	5.9
Expenses related to EVE's Business	9.3	-	8.6	17.9
Adjusted EBIT	**(27.0)**	**104.7**	**81.2**	**54.2**
Adjusted EBIT margin %	-4.5%	9.3%	8.0%	3.3%

(1) Derived from unaudited financial information.

Excluding these special items, 2Q22 Adjusted EBIT was US$ 81.2 million and Adjusted EBIT margin was 8.0%, compared to Adjusted EBIT of US$ 104.7 million and Adjusted EBIT margin of 9.3% in 2Q21. Strong recovery Adjusted EBIT in 2Q22 as compared to 1Q22 was driven by better production, cost and price efficiency in Commercial and Executive Aviation, that led to increase in revenues and gross margin.

NET INCOME (LOSS)

Net profit attributable to Embraer shareholders and earnings per ADS for 2Q22 were US$ 74.2 million and US$ 0.40, respectively, compared to US$ 87.9 million in net income attributable to Embraer shareholders and US$ 0.48 in Earnings per ADS in 2Q21.

Note: reported net income is explained above and adjusted net income can be seen below at the chart.

ADJUSTED NET INCOME – US$ Million


-11.9%
3.9%
-3.5%
4.4%
-13.1%
3.9%
(96)
44
(34)
57
(79)
39
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22

BALANCE SHEET ACCOUNTS

DEBT & LIABILITY MANAGEMENT

Embraer ended 2Q22 with a net debt position of US$ 1.2 billion, compared to US$ 1.5 billion q-o-q and US$ 1.8 billion y-o-y. The decrease in the Company's net debt position q-o-q is a result of cash usage and payment of all 2022 balance of Embraer's bond and repurchase of 2025, 2027 and 2028 bonds. Liquidity position decreased to US$ 1.96 billion, from the US$ 2.10 billion in 1Q22, with payment of US$ 396.8 million of short and long-term debt.

The average loan maturity of 2Q22 was maintained at 3.8 years. The cost of Dollar-denominated loans in 2Q22 was 5.30% p.a., in line with the 5.20% p.a. cost in 1Q22, while the cost of Brazilian *Real* denominated loans increased to 7.32% p.a. in 2Q22 compared to 6.39% in 1Q22, due to the increase in the reference rate.

in millions of U.S.dollars

FINANCIAL POSITION DATA	(1) 2Q21	(1) 1Q22	(1) 2Q22
Cash and cash equivalents	1,351.2	1,129.8	1,041.3
Financial investments	1,140.1	972.8	923.7
Total cash position	**2,491.3**	**2,102.6**	**1,965.0**
Loans short-term	808.6	326.8	70.2
Loans long-term	3,523.2	3,229.0	3,092.7
Total loans position	**4,331.8**	**3,555.8**	**3,162.9**
Net debt*	**(1,840.5)**	**(1,453.2)**	**(1,197.9)**
EVE's Net debt**	**-**	**12.5**	**330.8**
Net debt w/o EVE	**(1,840.5)**	**(1,465.7)**	**(1,528.7)**

(1) Derived from unaudited financial information.

** Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term*

*** EVE's Net debt = Cash and cash equivalents + financial investments short-term and long-term.*


4.2
4.0
3.8
3.7
3.8
3.8
8%
19%
18%
14%
9%
2%
92%
81%
82%
86%
91%
98%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
Loan Average Maturity (Years)
Short-term
Long-term


1,965
1,874
91
Cash
71
2022
229
2023
311
2024
986
2025
5
2026
831
2027
754
>2028
R$
USD
Maturities

FREE CASH FLOW

Adjusted free cash flow for 2Q22 was US$ 91.2 million, a significant improvement compared to US$ 45.1 million reported in 2Q21 due to working capital optimization, in light of production ramp-up and divestment of Évora's facilities.

in millions of U.S.dollars

IFRS	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22	(1) 2Q22	(1) 2022
Net cash generated (used) by operating activities (1)	**95.1**	**93.5**	**552.4**	**(28.3)**	(9.0)	(37.3)
Divestment of Évora's facilities	-	-	-	-	158.2	158.2
Adj. net cash generated (used) by operating activities (*)	**95.1**	**93.5**	**552.4**	**(28.3)**	**149.2**	**120.9**
Net additions to property, plant and equipment	(14.6)	(35.4)	(30.0)	(18.1)	(31.6)	(49.7)
Additions to intangible assets	(35.4)	(36.8)	(69.8)	(21.4)	(26.4)	(47.8)
Adjusted free cash flow	**45.1**	**21.3**	**452.6**	**(67.8)**	**91.2**	**23.4**

(*) Net of financial investments: 2Q21 63.3, 3Q21 (142.4), 4Q21 (109.7), 1Q22 129.9, 2Q22 (48.0) and 2022 81.9

(1) Derived from unaudited financial information.

Free cash flow resources offset part of US$ 396.8 million bond repurchase and loans payment in the quarter.

As reference, EVE's US GAAP cash flow amounted to US$162 million in the first half, for more details EVE publishes its results on the same day on New York Stock Exchange.

CAPEX

Net additions to total PP&E for 2Q22 were US$ 31.6 million. Of the total 2Q22 value, Capex amounted to US$ 12.6 million, and pool program spare parts represented US$ 19.3 million of total figures, partially offset by US$ (0.3) million of proceeds from the sale of PP&E. In 2Q22, Embraer invested a total of US$ 26.4 million in product development, mainly related to TP program.

in millions of U.S.dollars

	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22	(1) 2Q22	(1) 2022
CAPEX	5.1	11.5	16.9	8.7	12.6	21.3
Contracted CAPEX (Included in CAPEX)	0.7	2.5	0.6	0.1	0.1	0.2
Additions of Pool programs spare parts	10.3	23.8	15.2	10.0	19.3	29.3
PP&E	**15.4**	**35.3**	**32.1**	**18.7**	**31.9**	**50.6**
Proceeds from sale of PP&E	(0.8)	0.1	(2.1)	(0.6)	(0.3)	(0.9)
Net Additions to PP&E	**14.6**	**35.4**	**30.0**	**18.1**	**31.6**	**49.7**

(1) Derived from unaudited financial information.

in millions of U.S.dollars

	(1) 2Q21	(1) 3Q21	(1) 4Q21	(1) 1Q22	(1) 2Q22	(1) 2022
Additions to intangible	35.4	36.8	69.8	21.4	26.4	47.8
Development (Net of contributions from suppliers)	35.4	36.8	69.8	21.4	26.4	47.8
Research	9.3	10.3	15.0	17.4	24.9	42.3
Research EVE*	-	0.4	1.8	8.4	9.4	17.8
R&D	**44.7**	**47.1**	**84.8**	**38.8**	**51.3**	**90.1**

(1) Derived from unaudited financial information.

** Research expenses from EVE*

WORKING CAPITAL

Aligned with the Company's planned ramp-up of deliveries in the coming quarters, working capital was impacted by an increase in inventory's work-in-progress. Several working capital initiatives resulted in a positive YTD free cash flow, considering 2/3 of annual revenue planned for the second semester.

in millions of U.S.dollars

SELECT BALANCE SHEET DATA	(1) 2Q21	(1) 1Q22	(1) 2Q22
Trade accounts receivable	198.8	197.0	241.3
Contract assets	630.7	615.5	620.0
Customer and commercial financing	30.4	33.2	20.3
Inventories	2,315.0	2,222.8	2,392.9
Property, plant and equipment	1,913.1	1,679.3	1,652.5
Intangible	2,097.7	2,227.5	2,231.3
Trade accounts payable	515.4	562.7	727.4
Trade accounts payable - Supplier finance	2.0	14.1	12.3
Contract liabilities	1,259.2	1,756.6	1,796.3
Total shareholders' equity	2,885.7	2,756.9	2,872.7

(1) Derived from unaudited financial information.

TOTAL BACKLOG

Firm order backlog reached US$ 17.8 billion in 2Q22, representing an increase of 12% and 2.9% compared to 2Q21 and 1Q22, respectively, reaching the highest backlog post pandemic, not accounting for the 20 firm orders for Porter in July22.


BACKLOG – US$ Billion
16.0
16.9
16.2
16.8
15.9
15.4
15.1
14.4
14.2
15.9
16.8
17.0
17.3
17.8
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22

COMMERCIAL AVIATION

In 2Q22, Embraer delivered 11 commercial jets, as shown below:

DELIVERIES	1Q22	2Q21	2Q22	2022
Commercial Aviation	**6**	**14**	**11**	**17**
EMBRAER 175	4	7	8	12
EMBRAER 195-E2	2	7	3	5

Embraer delivered 8 Embraer 175 to SkyWest and 3 Embraer 195-E2 to Aircastle and ICBC. In the 2Q22, NAC was announced as the E-Jets Freighter launch lessor, after signing an LOI of up to 10 P2F conversions and additional undisclosed customer signed a firm order of up to 10 P2F conversions. Embraer and Pratt & Whitney successfully tested a GTF-powered E195-E2 aircraft on 100% SAF, the first step in the certification process to maximize emission reduction with the use of Sustainable Aviation Fuels.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 2Q22 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Deliveries	Firm Backlog
E170	191	191	-
E175	848	705	143
E190	568	565	3
E195	172	172	-
E190-E2	20	17	3
E195-E2	201	38	163
TOTAL E-JETS	**2.000**	**1.688**	**312**

EXECUTIVE AVIATION

Executive Aviation delivered 21 aircraft (12 light and 9 mid-size jets) in the second quarter 2022. Deliveries were higher than 2Q21 and sales continued strong in the quarter with sales orders exceeding prior year levels. The book-to-bill ratio remains above 2.5 to 1, the highest in the industry.

DELIVERIES	1Q22	2Q21	2Q22	2022
Executive Aviation	**8**	**20**	**21**	**29**
Light Jets	6	12	12	18
Mid-size Jets	2	8	9	11

Growth in the light and mid-sized business jet segments continues. Embraer Executive Aviation is well positioned to capitalize on this growth, with strong product performance and increased customer demand.

DEFENSE & SECURITY

As of 2Q22, there are four units of C-390 Millennium in the production line destined to the Brazilian Air Force (FAB), two units to the Portuguese Air Force and one to the Hungarian Defense Forces. With regards to ongoing sales campaigns, Embraer was honored by the Netherlands Ministry of Defense's (MoD) decision of selecting the C-390 Millennium as a sole source in its project "Replacement Capacity Tactical Airlift".

In our cybersecurity business, Tempest continues to show strong growth, with more than twice revenue when compared 2Q22 vs 2Q21 and representing a year-to-date growth of more than 60% compared to the first half of 2021.

SERVICES & SUPPORT

Growth of Services and Support is based on the expansion of the sale of materials (parts and support to special programs). This is due to higher aircraft fleet usage of the Commercial and Executive aviation, because of the recovery from the adverse impact of the COVID-19 pandemic.

The main drivers for the Commercial Aviation services were in Pool Program and components. Highlights are shed on a new long-term and significant agreement extension signed with Intel for the ERJ fleet. Porter has also made an addition to its E2 fleet in the pool program, now overseeing new components. New long-term agreements also included Eswatini National Airways and Marathon pool agreement.

For Executive Jets Services, sales results continue ahead of target with new contracts signed in the first six months of the year.

For the Defense market, new temporary support contracts were celebrated with the Brazilian Federal Police for two E175 and with SATENA, bringing new revenue to Embraer Services & Support. Also in the term, the Services & Support Training team assisted the first and successful KC-390 operation for cargo airdrop of supplies at the Brazilian Research Base at Antarctica.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		(1) Six Months Ended	
	30 Jun, 2021	30 Jun, 2022	30 Jun, 2021	30 Jun, 2022
Revenue	**1,130.5**	**1,018.9**	**1,937.8**	**1,619.8**
Cost of sales and services	(924.8)	(785.6)	(1,655.7)	(1,265.8)
Gross profit	**205.7**	**233.3**	**282.1**	**354.0**
Operating Income (expense)				
Administrative	(40.8)	(43.9)	(75.2)	(83.6)
Selling	(50.2)	(67.4)	(96.0)	(121.2)
Expected credit losses over financial assets and contract assets	2.3	(21.3)	2.2	(22.4)
Research	(9.3)	(24.9)	(17.7)	(42.3)
Other operating income (expense), net	35.5	(13.5)	13.7	(59.7)
Equity in income (losses) of associates	0.6	4.4	1.6	5.6
Operating profit (loss) before financial income	**143.8**	**66.7**	**110.7**	**30.4**
Financial income (expenses), net	(65.5)	(38.0)	(140.9)	(103.6)
Foreign exchange gain (loss), net	5.3	20.8	24.9	41.7
Profit (loss) before taxes on income	**83.6**	**49.5**	**(5.3)**	**(31.5)**
Income tax expense	5.6	24.6	4.5	74.9
Profit (loss) for the period	**89.2**	**74.1**	**(0.8)**	**43.4**
Attributable to:				
Owners of Embraer	87.9	74.2	(1.8)	42.5
Non-controlling interests	1.3	(0.1)	1.0	0.9
Weighted average number of shares (in thousands)				
Basic	734.8	734.6	734.8	734.6
Diluted	734.8	734.6	734.8	734.6
Earnings (losses) per share				
Basic	0.1196	0.1010	(0.0024)	0.0579
Diluted	0.1196	0.1010	(0.0024)	0.0579
Earnings (losses) per share - ADS basic (US$)	**0.4785**	**0.4040**	**(0.0098)**	**0.2314**
Earnings (losses) per share - ADS diluted (US$)	**0.4785**	**0.4040**	**(0.0098)**	**0.2314**

(1) Derived from unaudited financial statements.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(1) Six Months Ended	
	30 Jun, 2021	30 Jun, 2022	30 Jun, 2021	30 Jun, 2022
Operating activities				
Net income (loss) for the period	89.2	74.1	(0.8)	43.4
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	34.7	25.1	63.5	52.7
Realization of government grants	(0.8)	(0.1)	(1.6)	(0.5)
Amortization of intangible assets	23.4	22.7	44.9	37.7
Realization of contribution from suppliers	(2.1)	(4.3)	(4.8)	(6.3)
Loss (reversal) for inventory obsolescence	(3.8)	(5.4)	4.9	(2.2)
Adjustment to market value, inventory, property plant and equipment and intangible	(4.3)	7.5	0.4	7.3
Adjustment to market value - Financial Assets	(39.1)	-	(39.1)	-
Losses on fixed assets disposal	3.0	12.8	5.7	13.8
Allowance for doubtful accounts	(5.5)	21.7	(22.3)	22.9
Deferred income tax and social contribution	(18.5)	(44.4)	(27.0)	(97.3)
Accrued interest	17.9	14.1	17.4	17.8
Interest on marketable securities, net	(0.6)	(2.2)	(1.0)	(3.5)
Equity in associates gains and losses	(0.6)	(4.4)	(1.6)	(5.6)
Share-based remuneration	-	0.9	-	0.9
Foreign exchange gain (loss), net	(5.8)	(21.6)	(21.6)	(43.4)
Mark to market of the residual value guarantees	(4.0)	-	(11.0)	-
Other provisions	(0.2)	12.2	5.5	8.3
Other	(1.3)	0.2	(1.0)	(0.9)
Changes in assets				
Financial investments	(63.3)	48.0	(293.8)	(81.9)
Derivative financial instruments	(5.1)	6.1	2.2	(7.7)
Collateralized accounts receivable and accounts receivable	31.0	(77.7)	46.5	(38.3)
Contract assets	(113.6)	(6.5)	(169.0)	(41.6)
Customer and commercial financing	(1.7)	0.9	0.4	-
Inventories	151.3	(150.7)	120.8	(398.6)
Other assets	(54.0)	(38.6)	(69.3)	(44.0)
Changes in liabilities				
Trade accounts payable	(18.3)	171.2	(8.0)	232.6
Trade accounts payable - Supplier finance	(13.9)	(1.8)	2.0	(2.5)
Other payables	30.8	(74.9)	(5.9)	(60.3)
Contract liabilities	(11.4)	41.1	(36.2)	284.6
Taxes and payroll charges payable	5.0	25.1	5.2	19.3
Financial guarantees	(0.9)	(1.5)	(1.8)	(15.5)
Unearned income	14.3	(10.6)	13.8	(10.4)
Net cash generated (used) by operating activities	31.8	39.0	(382.6)	(119.2)
Investing activities				
Proceeds from sale of property, plant and equipment	0.8	0.3	1.6	0.9
Acquisition of property, plant and equipment	(15.4)	(31.9)	(34.3)	(50.6)
Additions to intangible assets	(35.2)	(26.4)	(59.9)	(47.8)
Additions investments in subsidiaries and affiliates	(0.4)	-	(0.5)	(0.1)
Sales of investiments	-	158.2	-	158.2
Acquisition of non controlling interest	-	0.4	-	-
Investments measured at amortized cost	303.0	3.2	63.0	(21.9)
Dividends Received	1.2	0.8	1.3	0.8
Net cash generated (used) in investing activities	254.0	104.6	(28.8)	39.5
Financing activities				
Repayment of borrowings	(58.4)	(396.8)	(127.5)	(873.4)
Proceeds from borrowings	0.2	10.5	10.9	10.9
Receipt in the offering of shares of subsidiary	-	192.0	-	192.0
Cost of offering controlled shares	-	(47.9)	-	(47.9)
Repurchases of common shares	-	-	(2.5)	-
Lease Payments	(2.7)	(3.3)	(5.2)	(6.0)
Net cash generatet (used) by financing activities	(60.9)	(245.5)	(124.3)	(724.4)
Increase (Decrease) in cash and cash equivalents	224.9	(101.9)	(535.7)	(804.1)
Effects of exchange rate changes on cash and cash equivalents	3.1	0.1	3.8	4.5
Cash and cash equivalents at the beginning of the period	1,123.2	1,140.8	1,883.1	1,838.6
Cash and cash equivalents at the end of the period	1,351.2	1,039.0	1,351.2	1,039.0
Included in cash and cash equivalents per the statements of financial position	1,351.2	1,041.3	1,351.2	1,041.3
Included the balance in Loans and financing - overdraft balance		(2.3)		(2.3)

(1) Derived from unaudited financial statements.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

ASSETS	(1) As of March 31, 2022	(1) As of June 30, 2022
Current		
Cash and cash equivalents	1,129.8	1,041.3
Financial investments	802.9	753.8
Trade accounts receivable, net	197.0	240.4
Derivative financial instruments	9.7	2.5
Customer and commercial financing	9.8	5.8
Contract assets	615.5	620.0
Inventories	2,222.8	2,392.9
Income tax and social contribution	105.0	101.9
Other assets	217.0	209.3
Assets held for sale	227.1	-
	5,536.6	5,367.9
Non-Current		
Financial investments	169.9	169.9
Contract assets	1.6	1.5
Derivative financial instruments	1.6	3.2
Customer and commercial financing	23.4	14.5
Trade accounts receivable, net	-	0.9
Deferred income tax and social contribution	22.8	23.3
Other assets	142.9	165.0
	362.2	378.3
Investments	6.9	9.3
Property, plant and equipment, net	1,679.3	1,652.5
Intangible assets, net	2,227.5	2,231.3
Right of use assets, net	55.9	59.5
	3,969.6	3,952.6
TOTAL ASSETS	9,868.4	9,698.8

(1)Derived from unadited financial information.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2022	(1) As of June 30, 2022
Current		
Trade accounts payable	562.7	727.4
Trade accounts payable - Supplier finance	14.1	12.3
Lease liabilities	11.0	11.3
Loans and financing	326.8	70.2
Other payables	263.3	258.8
Contract liabilities	1,301.8	1,317.8
Derivative financial instruments	3.2	11.0
Taxes and payroll charges payable	38.0	37.1
Income tax and social contribution	71.4	79.8
Unearned income	2.8	2.6
Provision	113.8	111.8
Liabilities held for sale	47.4	-
	2,756.3	**2,640.1**
Non-current		
Lease liabilities	49.0	52.6
Loans and financing	3,229.0	3,092.7
Other payables	53.8	55.1
Contract liabilities	454.8	478.5
Taxes and payroll charges payable	13.0	12.1
Deferred income tax and social contribution	376.1	334.4
Unearned income	37.6	27.2
Provision	141.9	133.4
	4,355.2	**4,186.0**
TOTAL LIABILITIES	**7,111.5**	**6,826.1**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,301.4	1,301.4
Share-based remuneration	37.4	38.3
Accumulated other comprehensive loss	(155.3)	(215.0)
Results from transactions with non controlling shareholders	(27.1)	50.1
Retained earning	(31.7)	42.5
Non-controlling interests	108.8	132.0
Total Shareholders' equity	**2,756.9**	**2,872.7**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,868.4**	**9,698.8**

(1)Derived from unadited financial information.

RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

We define **Free cash flow** as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company's financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

In millions of U.S.dollars

EBITDA RECONCILIATION	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
Net income (loss) attributable to Embraer	(31.7)	87.9	74.2	42.5
Noncontrolling interest	1.0	1.3	(0.1)	0.9
Income tax (expense) income	(50.3)	(5.6)	(24.6)	(74.9)
Financial income, net	65.6	65.5	38.0	103.6
Foreign exchange gain (loss), net	(20.9)	(5.3)	(20.8)	(41.7)
Depreciation and amortization	40.2	56.0	43.4	83.6
EBITDA	**3.9**	**199.8**	**110.1**	**114.0**
EBITDA margin	0.6%	17.7%	10.8%	7.0%

(1) Derived from unaudited financial information.

In millions of U.S.dollars

EBITDA RECONCILIATION LTM* (IFRS)	(1) 1Q22	(1) 2Q21	(1) 2Q22
Net income (Loss) attributable to Embraer	13.3	(126.4)	(0.4)
Noncontrolling interest	2.5	0.5	1.1
Income tax income (expense)	19.5	(16.7)	0.5
Financial income (expense), net	189.6	300.1	162.1
Foreign exchange gain (loss), net	(26.8)	19.1	(42.3)
Depreciation and amortization	190.5	209.9	177.9
EBITDA LTM	**388.6**	**386.5**	**298.9**

(1) Derived from unaudited financial information.
** Last Twelve Months*

EBIT and **EBITDA** are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA's usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

In millions of U.S.dollars

ADJUSTED EBIT RECONCILIATION	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
Operating profit (loss) before financial income (EBIT)	(36.3)	143.8	66.7	30.4
Mark to market of Republic shares	-	(39.1)	-	-
Impairment - Assets held for sale	-	-	5.9	5.9
Expenses related to EVE's Business	9.3	-	8.6	17.9
Adjusted EBIT	**(27.0)**	**104.7**	**81.2**	**54.2**
Adjusted EBIT margin %	-4.5%	9.3%	8.0%	3.3%

(1) Derived from unaudited financial information.

In millions of U.S.dollars

ADJUSTED EBITDA RECONCILIATION LTM* (IFRS)	(1) 1Q22	(1) 2Q21	(1) 2Q22
EBITDA	388.6	386.3	298.9
Impact of restructuring expenses	8.8	72.7	8.8
Impairment - Assets held for sale	45.1	0.0	51.0
Additional provision for expected credit losses during the pandemic	0.0	3.1	0.0
Mark to market of Republic shares	(39.1)	(50.7)	0.0
Impairment loss Defense and security business	0.0	3.8	0.0
Impairment loss Executive Jet business	(57.9)	(8.9)	(57.9)
Impairment loss Commercial Aviation business	0.0	(90.2)	0.0
Expenses related to EVE's Business	14.5	0.0	23.1
Adjusted EBITDA LTM	**360.1**	**316.1**	**324.0**
Adjusted EBITDA LTM margin %	9.0%	7.0%	8.4%

(1) Derived from unaudited financial information.
** Last Twelve Months*

In millions of U.S.dollars

ADJUSTED EBITDA RECONCILIATION	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
EBITDA	3.9	199.8	110.1	114.0
Mark to market of Republic shares	-	(39.1)	-	-
Impairment - Assets held for sale	-	-	5.9	5.9
Expenses related to EVE's Business	9.3	-	8.6	17.9
Adjusted EBITDA	**13.2**	**160.7**	**124.6**	**137.8**
Adjusted EBITDA margin %	2.2%	14.2%	12.2%	8.5%

(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer's Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S.dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 1Q22	(1) 2Q21	(1) 2Q22	(1) 2022
Net Income (loss) attributable to Embraer	(31.7)	87.9	74.2	42.5
Net change in deferred income tax & social contribution	(52.9)	(18.5)	(44.4)	(97.3)
Impairment - Assets held for sale	-	-	3.9	3.9
Mark to market of Republic shares	-	(25.8)	-	-
Expenses related to EVE's Business	6.1	-	5.7	11.8
Adjusted net income (Loss)	**(78.5)**	**43.6**	**39.4**	**(39.1)**
Adjusted net margin	-13.1%	3.9%	3.9%	-2.4%

(1) Derived from unaudited financial information.

RATIOS BASED ON "NON-GAAP" INFORMATION

CERTAIN FINANCIAL RATIOS - IFRS	(1) 1Q22	(1) 2Q21	(1) 2Q22
Total debt to EBITDA (i)	9.2	11.2	10.6
Net debt to EBITDA (ii)	3.7	4.8	4.0
Net debt w/o EVE to Adjusted EBITDA (iii)	4.1	5.8	4.7
Total debt to capitalization (iv)	0.6	0.6	0.5
LTM EBITDA to financial expense (gross) (v)	1.9	1.9	1.5
LTM EBITDA (vi)	388.6	386.5	298.9
LTM Interest and commissions on loans (vii)	206.4	207.7	200.6
Adjusted LTM EBITDA w/o EVE (viii)	360.1	316.1	324.0

(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing (USD billion).
(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Net cash w/o EVE represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less EVE's Net Debt.
(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(v) Financial expense (gross) includes only interest and commissions on loans.
(vi) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company's consolidated Income Statement (USD million).
(viii) Adjusted LTM EBITDA excluding EVE is reconciled in the table on the page above.

INVESTOR RELATIONS

Leonardo Shinohara, Jose Triques, Caio Moriani and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q22 Results on:
ENGLISH: Thursday, August 4, 2022 at 10:00 AM (SP Time) / 09:00 AM (NY Time).

Access Link: https://mzgroup.zoom.us/webinar/register/WN_EsExGKIZTpOBUAtAggVJ9w
To participate by Phone:

- From Brazil: 55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668.
- From U.S.: +1 386 347 5053 or +1 564 217 2000 or +1 646 558 8656 or +1 646 931 3860 or +1 669 444 9171 or +1 720 707 2699 or +1 253 215 8782 or +1 301 715 8592 or +1 312 626 6799 or +1 346 248 7799.
- International Phone Numbers available at https://mzgroup.zoom.us/u/kdl6WjpjTv

ID: 829 8270 9256
Password: 979255
We recommend you call 20 minutes in advance.
THE CONFERENCE CALL WILL ALSO BE BROADCASTED LIVE OVER THE WEB, AT THE ADDRESS: ri.embraer.com.br

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com